UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

TAT TECHNOLOGIES LTD.
(Name of Registrant)

9335 Harris Corners Pkwy, Charlotte, NC 28269
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)
By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: May 20, 2026

Press Release

TAT Technologies Reports First Quarter 2026 Results

Backlog and Long-Term Agreements Increase to ~$580 Million on Strong Demand

Charlotte, N.C, May 20, 2026 - TAT Technologies Ltd. (NASDAQ and TASE: “TATT”) (“TAT” or the “Company”) a leading provider of products and services to the commercial and military aerospace and ground defense industries, today reported its unaudited results for the three-month period ended March 31, 2026.

Financial highlights for the first quarter of 2026:

•
Revenues were $41.1 million; a slight decrease of 2.4% compared to $42.1 million in the first quarter of 2025, driven primarily by component part shortages and delayed deliveries from certain OEM suppliers.

•	Gross profit remained stable at $10.0 million. Gross margin improved by 80 basis points to 24.4% of revenues, compared to 23.6% of revenues in the first quarter of 2025.

•	Operating income was $3.0 million, a decrease from $4.2 million in the first quarter of 2025, reflecting a margin of 7.3% versus 9.9% in the first quarter of 2025.

•	Net income totaled $3.4 million, a slight decrease compared to $3.8 million in the first quarter of 2025.

•	Adjusted EBITDA was $4.9 million, representing 11.8% of revenues, a decrease from $5.7 million representing 13.6% of revenues in the first quarter of 2025.

•
Operating cash flow for the quarter was positive $1.9 million compared to negative $(5.0) million used in operating activities in the first quarter of 2025, reflecting a significant improvement in cash generation.

Mr. Igal Zamir, TAT's CEO and President, commented: "TAT Technologies entered 2026 with a robust operational foundation, and the record customer demand in the first quarter reinforced our confidence in the trajectory we are on. Demand for our services has never been stronger, and the value of our long-term agreements and backlog reached an all-time high, growing to approximately $580 million at the end of Q1, reflecting new contract wins and exceptionally strong customer intake across all four of our service lines."

As opposed to this  strong momentum entering the year, and as previously communicated, we experienced some supply chain disruptions that affected the results of the first quarter. These distruptions were triggered by certain OEM suppliers, leading to delays in finish goods and deliveries. Primarily as a result of these delays, our revenue slightly declined YoY, not fully utilizing our growing backlog. We expect this obstacle to be resolved in the next few months, allowing TAT the continued growth trajectory we started last year.

"As we look ahead through the rest of 2026, we are confident in the fundamentals of the business. Demand is at an all-time high and our record backlog provides strong revenue expectations. Subject to the anticipated resolution of our recent supply chain disruptions, we expect our growth trajectory will resume in the second quarter and the second half of the year, driven primarily by stronger demand and record backlog. We remain well-positioned to deliver growth and long-term value for our shareholders," concluded Mr. Zamir.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as an alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA below.

Investor Call Information

TAT Technologies will host an earnings webcast and conference call today, May 20, 2026, at 8:00 a.m. Eastern Time to discuss first quarter results. Investors may register using the link below or by visiting the Company's website.

Webcast Registration: Here
Investor Relations Website: https://tat-technologies.com/investors/

Contact:
Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

About TAT Technologies Ltd

We are a leading provider of solutions and services to the aerospace and defense industries. We operate four operational units: (i) original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through our Kiryat Gat facility (TAT Israel); (ii) maintenance repair and overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through our subsidiary Limco Airepair Inc. (“Limco”); (iii) MRO services for aviation components through our subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”) (mainly Auxiliary Power Units (“APUs”) and landing gear); and (iv) overhaul and coating of jet engine components through our subsidiary, Turbochrome Ltd. (“Turbochrome”).

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories through TAT Israel primarily include the design, development and manufacture of (i) a broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft and ground applications; and (iii) a variety of mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO and OEM of heat transfer solutions include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates a Federal Aviation Administration (“FAA”)-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs and landing gear. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of jet engine overhaul through its Turbochrome facility includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

Safe Harbor for Forward-Looking Statements

This press release and/or this report contains “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, LTAs and backlog, the price and continuity of supply of component parts used in our operations (including the risk that recent delivery delays and part shortages are not resolved in a timely manner), our ability to successfully identify, execute, and integrate potential merger and acquisition transactions and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	March 31,	December 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,235	$51,259
Accounts receivable, net of allowance for credit losses of $241 and $172 as of March 31, 2026, and December 31, 2025, respectively	30,456	33,420
Inventory	81,736	75,549
Prepaid expenses and other current assets	8,423	6,071

Total current assets	171,850	166,299

NON-CURRENT ASSETS:
Property, plant and equipment, net	47,162	46,922
Operating lease right of use assets	5,484	5,807
Intangible assets, net	1,375	1,452
Investment in affiliates	5,520	4,905
Funds in respect of employee rights upon retirement	400	398
Deferred tax assets	706	639
Restricted deposit	310	307

Total non-current assets	60,957	60,430

Total assets	$232,807	$226,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial Statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	March 31,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,272	$2,227
Accounts payable	15,529	12,986
Accrued expenses and other	17,396	17,296
Current maturities of operating lease liabilities	1,448	1,474

Total current liabilities	36,645	33,983

NON-CURRENT LIABILITIES:
Long-term loans	8,937	9,485
Operating lease liabilities	4,174	4,448
Liability in respect of employee rights upon retirement	772	770
Deferred tax liabilities	1,804	1,652

Total non-current liabilities	15,687	16,355

COMMITMENTS AND CONTINGENCIES (NOTE 4)	-	-

Total liabilities	52,332	50,338

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value Authorized: 15,000,000 shares at March 31, 2026 and at December 31, 2025 Issued:13,257,610 shares at March 31, 2026 and at December 31, 2025 Outstanding: 12,983,137 shares at March 31, 2026 and at December 31, 2025	-	-
Additional paid-in capital	137,071	136,578
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	834	643
Retained earnings	44,658	41,258
Total shareholders' equity	180,475	176,391

Total liabilities and shareholders' equity	$232,807	$226,729

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three Months Ended March 31,
	2026	2025

Revenues:
Products	$13,906	$12,724
Services	27,241	29,418
	41,147	42,142

Costs:
Products	10,099	8,331
Services	21,017	23,857
	31,116	32,188
Gross profit	10,031	9,954

Operating expenses:
Research and development, net	571	324
Selling and marketing	2,182	1,928
General and administrative	4,293	3,532
	7,046	5,784
Operating income	2,985	4,170

Interest expenses	(148)	(335)
Other financial income, net	187	277
Income before taxes on income	3,024	4,112

Provision for income taxes	145	592
Income before share of equity investment	2,879	3,520

Share in profits of equity investment of affiliated companies	521	293
Net income	$3,400	$3,813

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands, except share and per share data

	Three Months Ended March 31,
	2026	2025

Earnings per share
Basic	$0.26	$0.35
Diluted	$0.26	$0.34

Weighted average number of shares outstanding
Basic	12,983,137	10,940,358
Diluted	13,204,290	11,211,271

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S dollars in thousands

	Three Months Ended March 31,
	2026	2025

Net income	$3,400	$3,813
Other comprehensive income, net:
Change in foreign currency translation adjustments	191	528
Total comprehensive income	$3,591	$4,341

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2024	11,214,831	$-	$89,697	$(76)	$(2,088)	$24,436	$111,969
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2025:
Comprehensive income	-	-	-	528	-	3,813	4,341
Share based compensation			222				222
BALANCE AT MARCH 31, 2025	11,214,831	$-	$89,919	$452	$(2,088)	$28,249	$116,532

BALANCE AT DECEMBER 31, 2025	13,257,610	$-	$136,578	$643	$(2,088)	$41,258	$176,391
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2026:
Comprehensive income	-	-	-	191	-	3,400	3,591
Share based compensation	-	-	493	-	-	-	493
BALANCE AT MARCH 31, 2026	13,257,610	$-	$137,071	$834	$(2,088)	$44,658	$180,475

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended March 31,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,400	$3,813
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,313	1,305
Non-cash financial (income) expenses	331	(99)
Change in allowance for (recovery of) credit losses	69	(50)
Share in profits of equity investment of affiliated companies	(521)	(293)
Share based compensation	493	222
Deferred income taxes, net	85	519
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	2,894	(3,476)
Increase in prepaid expenses and other current assets	(2,257)	(527)
Increase in inventory	(6,430)	(3,861)
Increase in trade accounts payable	2,471	434
Increase (decrease) in accrued expenses and other	102	(3,022)
Net cash provided by (used in) operating activities	1,950	(5,035)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,420)	(2,862)
Net cash used in investing activities	(1,420)	(2,862)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(551)	(571)
Net change in short term loans from banks	-	6,369
Net cash (used in) provided by financing activities	(551)	5,798

Net decrease in cash and cash equivalents and restricted cash	(21)	(2,099)
Cash and cash equivalents and restricted cash at beginning of period	51,566	7,434
Cash and cash equivalents and restricted cash at the end of period	$51,545	$5,335

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	82	147
Reclassification between inventory and property, plant and equipment	-	579
Supplemental disclosure of cash flow information:
Interest paid	154	267

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(U.S dollars in thousands)

	Three months ended
	March 31,
	2026	2025

Net income	$3,400	$3,813
Adjustments:
Share in results and sale of equity investment of affiliated companies	(521)	(293)
Provision for income taxes	145	592
Financial expenses, net	(39)	58
Depreciation, amortization and other	1,375	1,353
Share based compensation	493	222
Adjusted EBITDA	$4,853	$5,745